SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JULY TRAFFIC GROWS 11% TO 10.1M CUSTOMERS

LOAD FACTOR RISES 4% POINTS TO 95%

FIRST AIRLINE TO CARRY 10M INTL. CUSTOMERS IN A MONTH

Ryanair, Europe's favourite airline, today (5 Aug) released customer and load factor statistics for July as follows:

• Traffic grew 11% to 10.1m customers.

• Load factor rose 4% points to 95%.

• Rolling annual traffic to July grew 15% to 95.3m customers.

• First airline to carry over 10m intl. customers in one month.

	July 14	July 15	Change
Customers	9.15M	10.14M	+11%
Load Factor	91%	95%	+4%

Ryanair's Kenny Jacobs said:

         "Ryanair's July traffic grew by 11% to 10.1m customers, while our load factor jumped 4% points to 95%. This is the first time ever that any airline has carried over 10m international customers in one calendar month. For example we carried more customers in one month (10.14m in July) than Aer Lingus carried in a whole year (9.77m in 2014).

         These record customer numbers and highest ever load factors are due to our lower fares, our stronger forward bookings and the continuing success of our "Always Getting Better" customer experience programme, which continues to deliver stronger than expected traffic and load factors on our biggest ever summer schedule.

         Ryanair customers can look forward to more service enhancements in the autumn, as we continue Year 2 of our AGB programme, which include a new website, new app, new cabin interiors, new crew uniforms, improved inflight menus, reduced fees, and great new digital features such as 'hold the fare', as Ryanair continues to deliver so much more than just the lowest fares in Europe."

ENDS

For further information
please contact:
Robin Kiely                                          Joe Carmody
                                                                        Ryanair Ltd                                          Edelman Ireland
                                                                        Tel: +353-1-9451212                         Tel: +353-1-6789333
                                                                        press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05, August 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary